[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

September 7, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:
Karen J. Garnett
Assistant Director
Division of Corporation Finance

Re:
Registration Statement on Form S-4 filed on August 5, 2005
File No. 333-127262

Dear Ms. Garnett:

        On behalf of Ventas Realty, Limited Partnership and Ventas Capital Corporation (together, the "Issuers"), Ventas, Inc. ("Ventas") and the other Guarantors (the "Guarantors," and together with the Issuers and Ventas, the "Registrants") named in the above-referenced registration statement on Form S-4 filed by the Registrants with the Securities and Exchange Commission (the "Commission") on August 5, 2005 (the "Registration Statement"), set forth below is the Registrants' response to the comment of the staff (the "Staff") of the Commission contained in the letter dated August 16, 2005 (the "Comment Letter") from you to T. Richard Riney, Executive Vice President, General Counsel and Secretary of Ventas, with respect to the Registration Statement.

        For the convenience of the Staff, set forth below in italics is the Staff's comment from the Comment Letter, immediately followed by the Registrants' response thereto.

1.
Please revise to include the undertakings required by Item 512(a) of Regulation S-K.

  On September 7, 2005, the Registrants filed with the Commission in electronic format via EDGAR Amendment No. 1 to the Registration Statement (the "Amendment"). The Registrants have revised the Registration Statement to include the undertakings required by Item 512(a) of Regulation S-K. Such undertakings have been included by the Registrants in Part II, Item 22 of the Amendment on page II-34 thereof.

        Should you or any member of the Staff have any questions or comments or wish to discuss further the Registrants' response to the Comment Letter, please call me at (212) 728-8597.

Very truly yours,

/s/ Nicole G. Roth

Nicole G. Roth

cc:
T. Richard Riney, Ventas, Inc.
Leslie M. Mazza, Esq., Willkie Farr & Gallagher LLP